Filed by Managed Portfolio Series (SEC File No. 333-262082)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Kensington Managed Income Fund / Kensington Dynamic Growth Fund
SEC File No. 811-22756
PLEASE DO NOT DISREGARD THIS LETTER
EVEN IF IT IS PAST THE INDICATED DEADLINE, PLEASE VOTE YOUR SHARES!

Special Meeting of Shareholders Adjourned for a FOURTH TIME!!!

IN ORDER TO LOWER THE EXPENSE RATIO OF THE FUNDS, WE NEED YOUR VOTE!

Dear Valued Shareholder:

We apologize for having to reach out yet again. We have been trying to reach you regarding the Special Meeting of Shareholders for the Kensington Managed Income Fund and Kensington Dynamic Growth Fund. The Special Meeting of Shareholders was originally slated for May 17, 2022, but has been adjourned for a fourth time until June 13, 2022 due to lack of shareholder participation. We are desperately trying to reach quorum for the meeting and still haven’t received your vote. You may think your vote is inconsequential, but your participation helps us to avoid costly additional adjournments and solicitations. Unfortunately, this is a government mandated process that requires a certain quorum to hold our meeting. We only have a certain timeframe in which to attain quorum and are running out of time. We need YOUR help! Even if you do not want to vote For or Against the below proposal, please just vote your shares ABSTAIN for purposes of quorum!!!!!!

Shareholders will be asked to vote on the following proposal:

Proposal 1:	To approve an Agreement and Plan of Reorganization by and between Advisors Preferred Trust (the “Target Trust”) and Managed Portfolio Series (the “Acquiring Trust”) which provides for the reorganization of the Kensington Managed Income and Kensington Dynamic Growth Fund ("the Acquiring Income and Growth Fund”), providing for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Income Fund and Dynamic Growth Fund by the Acquiring Growth Fund in exchange for shares of the Acquiring Income and Growth Fund; (b) the distribution of such shares to the shareholders of the Target Income and Growth Fund; and (c) the liquidation and termination of the Target Income and Growth Fund (the "Income and Growth Fund Reorganization").

While to date, an overwhelming majority of the votes received have been cast in favor of the proposal, a quorum of the shares entitled to vote has not yet been achieved for your Fund(s).

The Board of Trustees recommends that you vote “FOR” the Proposal.
The proxy statement is available online www.okapivote.com/Kensington.
In order for your vote to be represented, we must receive your voting instructions. EVEN IF IT IS PAST THE INDICATED MEETING DATE, PLEASE SUBMIT YOUR VOTE TODAY USING THE URL AND CONTROL NUMBER PROVIDED IN YOUR EMAIL.
If you have any questions, please call Okapi Partners, our proxy solicitor, toll-free at (844) 343-2643. Representatives are available Monday - Friday 9:00am to 8:00pm (ET).

Thank you for your continued support of the Funds and your assistance in this matter.